**KIPPSDESANTO & COMPANY**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | | |
|---|---|---|
| Balance, December 31, 2014 | $ | 2,577,974 |
| Net loss | | (262,077) |
| Stock option compensation | | 48,718 |
| Distributions to stockholders | | (417,957) |
| Balance, December 31, 2015 | $ | 1,946,658 |

See accompanying notes.